Direct Phone Number +1 202-654-4563 arie.heijkoop@haynesboone.com

May 8, 2023

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus Alternative Solutions Trust
Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A
File Nos. 333-191940; 811-22906

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubey of the staff of the Securities and Exchange Commission (the “SEC”) on January 3, 2023, pertaining to the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Alternative Solutions Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2022. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the effectiveness of our previous filing on May 12, 2023.

1.	Comment: Please represent to the Staff in letter that no sales of shares will be made off this registration until the Reorganizations are completed.

Response: Other than shares for seed capital that will be redeemed prior to the time of the Reorganizations, the Registrant represents that no shares will be sold under this registration until the Reorganizations are completed.

2.	Comment: Cover page of the Prospectus. As both funds are commodity pools, please add a reference to the Commodity Futures Trading Commission in the first sentence of the legend at the bottom of the page.
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Response: Requested disclosure has been added.

3.	Comment: Global comment for both funds: Please replace “all” with “the” in the first sentence of the fee table introductory paragraph.

Response: Requested change has been made.

4.	Comment: Global comment for both funds: Footnotes to fee table. If the fund derives investment returns principally from swaps, in a footnote to the fee table, disclose the costs of investing in swaps, including 1) stating that embedded costs of swaps and operating costs of reference assets are indirect fund expenses not included in the fee table or example; and 2) an estimate of such costs for the most recent fiscal year as a percent of fund assets.

Response: The following information has been added as a new footnote to Total Annual Fund Operating Expenses in the expense table for Virtus AlphaSimplex Global Alternatives Fund:

“(e) As a result of the fund’s investment in swaps, the fund incurs indirect expenses from costs embedded in swap instruments and operating costs of reference assets that are not reflected in this expense table or the expense examples below. During the past fiscal year, such costs were approximately 0.01% of Predecessor Fund assets.”

5.	Comment: Global comment for both funds: Footnote (d) to fee table. Please confirm that the contractual expense limitation agreement will be filed as an exhibit to the registration statement.

Response: Registrant confirms that the expense limitation agreement will be filed as an exhibit.

6.	Comment: Global comment for both funds: Principal Investment Strategies. Please tell us, in the letter, whether the fund will use absolute or relative Value-at-risk (VaR) under Rule 18f-4. If relative VaR, tell us the index used.

Response: Registrant confirms that each Fund will use absolute VaR for 18f-4 purposes.

7.	Comment: Global comment for both funds: Principal Investment Strategies, second sentence. Please clarify what is meant at the end by “other instruments” or clarify it is a reference to other types of derivatives.

Response: The term means instruments other than derivatives. Disclosure has been added to reflect “other instruments such as certificates of deposit.”

8.	Comment: Global comment for both funds: Principal Investment Strategies, first sentence of second paragraph. If seeking absolute return is part of a fund’s investment objective, which it appears to be based on this sentence, please update the investment objective to reflect this. Also, disclose what absolute returns are.

Response: The investment objective of each Fund reflects that the funds pursue an absolute return strategy, so additional disclosure has not been added. Absolute returns simply reflect whatever a portfolio returned over a given period, so the Strategies disclosure for Global Alternatives Fund has been updated to reflect the Fund seeks to generate absolute “(positive)” returns, while the disclosure for Managed Futures Strategy Fund reflects that it “seeks to generate positive absolute returns” so no additional disclosure was added for this Fund.

9.	Comment: Global comment for both funds: Principal Investment Strategies, 4th sentence of second paragraph. Instead of disclosing examples, disclose the market exposures that the subadviser will capture as principal strategies.

Response: Disclosure has been updated by replacing “, for example,” with “primarily.”

10.	Comment: Global comment for both funds: Principal Investment Strategies, first full sentence on page 5. If the non-U.S. securities include emerging markets as a principal strategy, add disclosure of emerging markets here and add a corresponding risk description in the Principal Risk section.

Response: Registrant confirms that the Funds do not consider emerging markets to be a principal investment strategy, so additional disclosure has not been added in response to this comment.

11.	Comment: For Virtus AlphaSimplex Global Alternatives Fund, disclose the criteria showing the fund’s investments are tied to a number of countries in the world, given “Global” in the fund’s name.

Response: Registrant notes the Staff’s position that use of “Global” in a fund’s name would connote that a fund’s investments are diversified among a number of countries throughout the world, and confirms that the Fund’s investment holdings comply. While the Fund is not managed to have exposure to a minimum number of countries, the Fund’s investments, historically and currently, are diversified among different countries. For example, the Fund’s shareholder report as of June 30 reflects that it had exposure to at least 10 foreign countries through financial and currency futures and forward foreign currency contracts, in addition to holding shares of a number of foreign companies and commodities. Due to the nature of the Fund’s holdings in alternative investments that are by their nature global, the Fund is a global fund even without a formal test that does not apply precisely to the strategies in which the Fund invests.

12.	Comment: Global comment for both funds: Principal Investment Strategies, second paragraph on page 5. Describe in plain English what “standard deviation of the fund’s returns” means.

Response: Disclosure has been updated to add the following explanation:

“The standard deviation is a measure of how disbursed the data are in relation to the average data point. For a particular time period, the standard deviation of the fund’s returns is, therefore, a measure of how dispersed daily fund returns are relative to the average daily fund return during this period. A low standard deviation means that daily returns are clustered around the average daily return. On the other hand, a high standard deviation means that daily returns are more spread out.”

13.	Comment: Global comment for both funds: Principal Investment Strategies, 4th paragraph on page 5:
1) disclose somewhere that the investment adviser for the Subsidiary complies with the 1940 Act provisions related to advisory contracts (Section 15) as if it were an investment adviser to a fund under Section 2(a)(20) of the 1940 Act. Confirm that the advisory agreement between the investment adviser and the Subsidiary is filed as an exhibit to the Registration Statement.

Response: In approving each parent fund’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the fund may consider the activities of the fund’s Subsidiary, the related nature and quality of the services provided with respect to the Subsidiary and the lack of pass-through fees (as discussed below). However, the Funds’ Board of Trustees does not approve the Subsidiaries’ advisory contracts pursuant to Section 15 as the Subsidiaries are not registered investment companies under the 1940 Act and therefore are not subject to the requirements of Section 15 thereof.

The Registrants respectfully note that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Fund’s assets, not a Subsidiary’s assets. Furthermore, the Registrants do not believe a Subsidiary’s investment advisory contracts, nor any other Subsidiary-level service provider contracts, fall within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the fact that the Funds’ investment advisory contracts state that the calculation of fees applicable thereunder will not include the assets on which fees are paid under the Subsidiaries’ investment advisory contracts. Accordingly, the

Registrant has not included the Subsidiaries’ investment advisory contracts as exhibits to the Registrant’s registration statement.

2) explain in the letter to us whether the financial statements of the fund are consolidated with those of the Subsidiary.

Response: Registrant confirms that each fund’s financial statements will be consolidated with its respective Subsidiary.

3) confirm to us that the Subsidiary and its board will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained under Section 31 of the 1940 Act and the rules thereunder.

Response: Each Subsidiary and its board agree to inspection by the SEC of its books and records maintained under Section 31 of the 1940 Act and rules thereunder.

4) confirm that the Subsidiary and its board will agree to designate an agent for service of process in the U.S.

Response: Each Subsidiary and its board have designated an agent for service of process in the U.S.

14.	Comment: Global comment for both funds: Principal Investment Strategies, 5th paragraph on page 5. Consider moving the disclosure in second and third sentence and last part of 5th sentence to the Principal Risks section. (See General Instruction C.3(a) to Form N-1A, requiring information required by Items 2 through 8 be disclosed in numerical order.)

Response: Requested disclosure has been moved to the Portfolio Turnover Risk description in the Principal Risks section for each Fund.

15.	Comment: Global comment for both funds: Principal Risks. In the Commodity and Commodity-linked Instruments Risk description, consider whether not satisfying Regulation M under the Tax Code is a principal risk of the fund.

Response: Registrant believes that the risk of not satisfying Regulation M is not a principal risk of the Funds due to their use of the Subsidiaries for commodity investments, so no change has been made to the disclosure in response to this comment.

16.	Comment: Fund of Funds Risk, page 6. There is no reference to investing in other funds in the Principal Investment Strategies. Add discussion there, or explain why it is not appropriate to add.

Response: Investing in other funds is not a principal investment strategy, so the risk factor has been removed and included as an additional risk factor on page 32.

17.	Comment: Global comment for both funds: Principal Risks. In Foreign Investing Risk, please further distinguish between the risk of foreign investing and foreign government securities, given the reference to non-U.S. government securities in the Principal Investment Strategies.

Response: The following separate risk disclosure has been added for each Fund:

Non-U.S. Government Securities
When the Fund invests in debt instruments issued by a government outside the U.S., the Fund is exposed to the risks that: (a) the governmental entity that controls the repayment of government debt may not be willing or able to repay the principal and/or to pay the interest when it becomes due, due to factors such as political considerations, the relative size of the governmental entity’s debt position in relation to the economy, cash flow problems, insufficient foreign currency reserves, the failure to put in place economic reforms required by the International Monetary Fund or other multilateral agencies, and/or other national economic factors; (b) the issuing government may default on its debt instruments, which may require holders of such securities to participate in debt rescheduling; and (c) there is no legal or bankruptcy process by which defaulted government debt may be collected in whole or in part.

18.	Comment: Global comment for both funds: Principal Risks, Index/Tracking Error Risk. Consider renaming this factor given the fund is not an index fund.

Response: The Index/Tracking Error Risk has been renamed “Hedge Fund Correlation Risk.”

19.	Comment: Total Return Table, page 8. Explain to us how the Barclay Fund of Funds Index is a broad-based market index because this fund is not a fund of funds.

Response: The Fund seeks to provide capital appreciation consistent with the risk-return characteristics of a diversified portfolio of hedge funds. The Barclay Fund of Funds Index is a measure of the average return of all Funds of Funds (“FoFs”) in the Barclay database. Index returns are recalculated by Barclay Hedge, Ltd. throughout each month. The index is administered by Barclay, which is an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, as required by Instruction 5 to Item 27(b) (7) of Form N-1A to meet the definition of an appropriate broad-based securities index. Accordingly, we believe this index meets the requirements for use as the Fund’s broad-based market index.

20.	Comment: In the paragraph under the Total Return Table, page 8, third to last sentence, disclose whether the index reflects a deduction for taxes. (See requirement under Item 4 of Form N-1A.)

Response: The Barclay Fund of Funds Index measures only the arithmetic average of the net returns of all funds of funds in the Barclay database that have reported during that month, which would not include any calculation for expenses or taxes at the index level. As noted in the referenced footnote however, the net returns of all funds of funds in the index reflect the managed fees and expenses of both the funds of funds in the index and the hedge funds in which they invest, and net returns are generally deemed to reflect a deduction for any applicable taxes. The third from last sentence in Footnote B will therefore be revised as follows:

“The performance of the Index reflects the managed fees and other expenses of both the funds of funds in the Index and the hedge funds in which these funds of funds invest, but does not reflect the deduction of fees, expenses or taxes at the Index level.”

21.	Comment: Principal Investment Strategies, page 11, third sentence of first paragraph. If the non-U.S. securities include emerging markets as a principal strategy, add disclosure of emerging markets here and add a corresponding risk description in the Principal Risk section.

Response: Registrant confirms that the Funds do not consider emerging markets to be a principal investment strategy, so additional disclosure has not been added in response to this comment.

22.	Comment: Principal Investment Strategies, page 12, first full paragraph. Disclose the maturity policy with respect to the assets in the Money Market Portion.

Response: The following disclosure has been added after the first sentence of the second paragraph on page 12: “Duration for all assets in the Money Market Portion is limited to 397 days or less and the weighted average maturity is limited to 120 days or less.”

23.	Comment: On page 15, if accurate, add this parenthetical after the index name in the Total Returns table: “(reflects no deduction for fees, expenses, or taxes).”

Response: Requested disclosure has been added.

24.	Comment: First paragraph under the Total Return Table, page 15. Tell us which index is the broad-based securities market index and which is the additional index. Also, please explain how each index complies with the requirements of Form N-1A. For example, is the Credit Suisse Managed Futures Liquid Index a securities index? Also, why is it appropriate to use an index that includes the performance of AlphaSimplex Group?

Response: The Credit Suisse Managed Futures Liquid Index is the Fund’s broad-based securities market index. The SG Trend Index is the Fund’s additional index. The Fund’s subadviser seeks to align the Fund’s principal investment strategies and underlying asset class exposures with appropriate indexes relative to those factors. As disclosed in the Principal Investment Strategies:

“The Fund’s subadviser, AlphaSimplex Group, LLC (“AlphaSimplex”), typically will make extensive use of a variety of derivative instruments, including futures and forward contracts, to capture the exposures suggested by its absolute return strategy…These market exposures, which are expected to change over time, may include, for example, exposures to the returns of U.S. and non-U.S. equity and fixed-income securities indices (including both broad- and narrow-based securities indices), currencies and commodities... AlphaSimplex uses proprietary quantitative models to identify price trends in equity, fixed-income, currency and commodity instruments across time periods of various lengths.”

The Credit Suisse Managed Futures Liquid Index, which was developed and is maintained by Credit Suisse, is a broadly diversified index currently composed of 14 futures contracts and four commodity indices which provide exposure to a range of asset classes, including equities, fixed income, commodities and currencies. The index uses a proprietary quantitative methodology to seek to identify price trends in each of the aforementioned asset classes over a variety of time horizons. Given the commonalities between the Fund and the index, the Registrant believes this benchmark is an appropriate comparison for the Fund.

The SG Trend Index serves as the Fund’s additional index. The SG Trend Index is designed to track the performance of the ten largest trend following commodity trading advisors (CTAs) and to be broadly representative of trend followers in the managed futures space. AlphaSimplex only represents one of the ten underlying constituents. The index serves as the leading benchmark in the space and provides a relevant comparison to how the Fund’s returns compare to the returns of other trend followers. Thus, the Registrant believes this benchmark is an appropriate comparison for the Fund.

25.	Comment: Beginning on page 18, in the “More Information” sections, the same comments from the summary Strategies and Risks sections apply here.

Response: Registrant confirms the relevant changes from the summary Strategies and Risks sections have been incorporated in the statutory prospectus portions beginning on page 18.

26.	Comment: Paragraph (9), page 37. Identify who PNX is here.

Response: The first use of the term PNX has been replaced with the following definition: “Phoenix Life Insurance Company (“PNX”)”

27.	Comment: Last sentence above ‘How to Sell Shares,’ page 43. Insert “purchase” before “order” to clarify that this does not apply to redemption orders.

Response: Requested disclosure has been added.

28.	Comment: Last sentence of first paragraph, page 44. Clarify the application of this sentence, that it applies to shareholders who purchase shares with checks and then want to redeem those shares.

Response: Requested disclosure has been added.

29.	Comment: Annual Fee on Small Accounts, page 45. Add this $25 fee to the fee table as an account fee.

Response: Per Instruction 2(d) to Item 3 of Form N-1A, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Because this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, the Registrant does not believe this fee rises to the level of requiring disclosure in the fee table. The Registrant therefore has made no revisions in response to this comment.

30.	Comment: Page 16 of SAI, second paragraph third sentence. Please revise the reference to asset coverage of derivatives, which is outdated.

Response: Disclosure has been updated by replacing “asset coverage of derivatives” with “investing in derivatives.”

31.	Comment: Page 30 of SAI, Commodity Interests, right column. Consider whether funds must include their prior performance in the prospectus. See CFTC Regulation 4.12(c)(3)(i)(A).

Response: The prospectus already includes the prior performance of the predecessor funds, which are the only commodity pools being managed in this strategy by Virtus Alternative Investment Advisers, Inc., the Commodity Pool Operator for the Funds. Therefore, we have made no changes in response to this comment.

32.	Comment: Page 34 of SAI, 4th paragraph. Please reconcile this with the earlier statement on page 30 that the funds are commodity pools.

Response: The last sentence of the 3rd full paragraph and the 4th full paragraph have been deleted.

33.	Comment: Page 68 of SAI, Temporary Investments. Disclose the funds’ abilities to take temporary defensive positions in the prospectus. See Instruction 6 to Item 9(b)(1).

Response: Disclosure for each Fund has been updated in the prospectus to state as follows regarding temporary defensive positions:

“Temporary defensive measures may be used by the fund during adverse economic, market, political, or other conditions. In this event, the fund may hold any portion of its assets in cash (U.S. dollars, foreign currencies or multinational currency units) and/or invest in cash equivalents such as money market instruments or high-quality debt securities as it deems appropriate. The fund may miss certain investment opportunities if it uses defensive strategies and thus may not achieve its investment goal.”

34.	Comment: Part C, signature page. Please indicate, if accurate, that the Treasurer acts in the role of comptroller or principal accounting officer for the funds. (See section 6(a) of the 1933 Act.)

Response: Requested disclosure has been added to the signature page that the Treasurer acts in the role of principal financial and accounting officer.

35.	Comment: Part C, Exhibit 28(a)1. Disclose in the prospectus the exclusive forum provision in Section 6(c) of Article VIII, and disclose that this provision will not apply to claims arising under federal securities laws. (See section 27(a) of the 1934 Act.)

Response: The following disclosure has been added after the second full paragraph on page 7 of the SAI: “Under the Agreement and Declaration of Trust, any suit, action or proceeding brought by or in the right of any Fund shareholder or based on any matter arising out of or in connection with the Declaration of Trust or the Trust, must be brought exclusively in the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware. A shareholder is deemed to consent to the jurisdiction of such courts. However, this restriction shall not apply to, or in any way limit, the rights of shareholders with respect to matters or claims arising under the federal securities laws.”

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 654-4563.

Very truly yours,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

Enclosures

cc: Jennifer Fromm, Esq.

4855-7207-1495